UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

MOUNT RAINIER ACQUISITION CORP.
(Name of Issuer)

Common stock, $0.0001 par value
(Title of Class of Securities)

623006 103
(CUSIP Number)

Mikhail Gurevich Gennadiy Gurevich DC Rainier SPV LLC 256 W. 38th Street, 15th Floor New York, NY 10018 (203) 293-8313
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	623006 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DC Rainier SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,535,119(1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,535,119(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,535,119(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes 2,951,919 shares of Common Stock and 583,200 shares of Common Stock underlying units. Each unit consists of one share of Common Stock and one warrant. Each warrant entitles the holder thereof to purchase three-fourths (3/4) of a share of Common Stock at a price of $11.50 per whole share, subject to adjustment. These securities are held directly by DC Rainier SPV LLC. Dominion Capital LLC is the manager of DC Rainier SPV LLC. Dominion Capital Holdings LLC is the manager of Dominion Capital LLC. Mikhail and Gennadiy Gurevich are managing members of Dominion Capital Holdings LLC and as such have voting and investment control over the investments held by DC Rainier SPV LLC.

(2) Based on 22,158,700 shares of Common Stock deemed to be outstanding, including (i) 17,250,000 shares of Common Stock underlying the public units, (ii) 4,312,500 founder shares of Common Stock held by the Sponsor, A.G.P./Alliance Global Partners and directors and officers of the Issuer, (iii) 596,200 shares of Common Stock  underlying the private placement units held by the Sponsor, Matthew Kearney and Young Cho, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 4, 2021.

SCHEDULE 13D

CUSIP No.	623006 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dominion Capital LLC 452571126
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,535,119(1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,535,119(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,535,119(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes 2,951,919 shares of Common Stock and 583,200 shares of Common Stock underlying units. Each unit consists of one share of Common Stock and one warrant. Each warrant entitles the holder thereof to purchase three-fourths (3/4) of a share of Common Stock at a price of $11.50 per whole share, subject to adjustment. These securities are held directly by DC Rainier SPV LLC. Dominion Capital LLC is the manager of DC Rainier SPV LLC. Dominion Capital Holdings LLC is the manager of Dominion Capital LLC. Mikhail and Gennadiy Gurevich are managing members of Dominion Capital Holdings LLC and as such have voting and investment control over the investments held by DC Rainier SPV LLC.

(2) Based on 22,158,700 shares of Common Stock deemed to be outstanding, including (i) 17,250,000 shares of Common Stock underlying the public units, (ii) 4,312,500 founder shares of Common Stock held by the Sponsor, A.G.P./Alliance Global Partners and directors and officers of the Issuer, (iii) 596,200 shares of Common Stock  underlying the private placement units held by the Sponsor, Matthew Kearney and Young Cho, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 4, 2021.

SCHEDULE 13D

CUSIP No.	623006 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dominion Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,535,119(1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,535,119(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,535,119(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes 2,951,919 shares of Common Stock and 583,200 shares of Common Stock underlying units. Each unit consists of one share of Common Stock and one warrant. Each warrant entitles the holder thereof to purchase three-fourths (3/4) of a share of Common Stock at a price of $11.50 per whole share, subject to adjustment. These securities are held directly by DC Rainier SPV LLC. Dominion Capital LLC is the manager of DC Rainier SPV LLC. Dominion Capital Holdings LLC is the manager of Dominion Capital LLC. Mikhail and Gennadiy Gurevich are managing members of Dominion Capital Holdings LLC and as such have voting and investment control over the investments held by DC Rainier SPV LLC.

(2) Based on 22,158,700 shares of Common Stock deemed to be outstanding, including (i) 17,250,000 shares of Common Stock underlying the public units, (ii) 4,312,500 founder shares of Common Stock held by the Sponsor, A.G.P./Alliance Global Partners and directors and officers of the Issuer, (iii) 596,200 shares of Common Stock  underlying the private placement units held by the Sponsor, Matthew Kearney and Young Cho, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 4, 2021.

SCHEDULE 13D

CUSIP No.	623006 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mikhail Gurevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,535,119(1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,535,119(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,535,119(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 2,951,919 shares of Common Stock and 583,200 shares of Common Stock underlying units. Each unit consists of one share of Common Stock and one warrant. Each warrant entitles the holder thereof to purchase three-fourths (3/4) of a share of Common Stock at a price of $11.50 per whole share, subject to adjustment. These securities are held directly by DC Rainier SPV LLC. Dominion Capital LLC is the manager of DC Rainier SPV LLC. Dominion Capital Holdings LLC is the manager of Dominion Capital LLC. Mikhail and Gennadiy Gurevich are managing members of Dominion Capital Holdings LLC and as such have voting and investment control over the investments held by DC Rainier SPV LLC.

(2) Based on 22,158,700 shares of Common Stock deemed to be outstanding, including (i) 17,250,000 shares of Common Stock underlying the public units, (ii) 4,312,500 founder shares of Common Stock held by the Sponsor, A.G.P./Alliance Global Partners and directors and officers of the Issuer, (iii) 596,200 shares of Common Stock  underlying the private placement units held by the Sponsor, Matthew Kearney and Young Cho, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 4, 2021.

SCHEDULE 13D

CUSIP No.	623006 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gennadiy Gurevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,535,119(1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,535,119(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,535,119(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 2,951,919 shares of Common Stock and 583,200 shares of Common Stock underlying units. Each unit consists of one share of Common Stock and one warrant. Each warrant entitles the holder thereof to purchase three-fourths (3/4) of a share of Common Stock at a price of $11.50 per whole share, subject to adjustment. These securities are held directly by DC Rainier SPV LLC. Dominion Capital LLC is the manager of DC Rainier SPV LLC. Dominion Capital Holdings LLC is the manager of Dominion Capital LLC. Mikhail and Gennadiy Gurevich are managing members of Dominion Capital Holdings LLC and as such have voting and investment control over the investments held by DC Rainier SPV LLC.

(2) Based on 22,158,700 shares of Common Stock deemed to be outstanding, including (i) 17,250,000 shares of Common Stock underlying the public units, (ii) 4,312,500 founder shares of Common Stock held by the Sponsor, A.G.P./Alliance Global Partners and directors and officers of the Issuer, (iii) 596,200 shares of Common Stock  underlying the private placement units held by the Sponsor, Matthew Kearney and Young Cho, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 4, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”) of Mount Rainier Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 256 W. 38th Street, 15th Floor New York, NY 10018.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by DC Rainier SPV LLC, a Delaware limited liability corporation (the “Sponsor”), Dominion Capital LLC, a Connecticut limited liability corporation, Dominion Capital Holdings LLC, a Delaware limited liability company, Mikhail Gurevich and Gennadiy Gurevich (collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 256 W. 38th Street, 15th Floor, New York, NY 10018.

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor. Dominion Capital LLC, a U.S. investment advisory firm, is the manager of DC Rainier SPV LLC. Dominion Capital Holdings LLC is the manager of Dominion Capital LLC. Mikhail and Gennadiy Gurevich are managing members of Dominion Capital Holdings LLC.

(d)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Dominion Capital LLC is a Connecticut limited liability corporation. Dominion Capital Holdings LLC is a Delaware limited liability company. Messrs. Mikhail Gurevich and Gennadiy Gurevich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

The Sponsor expended an aggregate of approximately $5,846,793.73 of its own investment capital to acquire the securities of the Issuer held by the Sponsor and disclosed in this Schedule 13D (the “Securities”). Of that amount, $3,460,000 was borrowed from an affiliate of the Sponsor, Dominion Capital LLC, pursuant to a promissory note dated October 6, 2021.

Item 4.	Purpose of Transaction

Founder Shares

On March 26, 2021, the Sponsor, along with certain of the Issuer’s directors and officers, and A.G.P./Alliance Global Partners, the representative of the underwriters in the Issuer’s initial public offering (“A.G.P.”) purchased an aggregate of 4,312,500 shares of Common Stock for an aggregate purchase price of $25,000, of which 2,551,919 shares were purchased by DC Rainier SPV LLC. Pursuant to a letter agreement between the parties, on September 27, 2021 (as amended and restated on September 30, 2021), A.G.P./Alliance Global Partners transferred to DC Rainier SPV LLC 300,000 shares and 50,000 shares of Common Stock, respectively, and agreed to transfer an additional 50,000 shares if the over-allotment option was exercised in full. Concurrently with the closing of the Issuer’s initial public offering on October 7, 2021 (the “IPO”), the underwriters exercised the over-allotment option in full and the additional 50,000 shares of Common Stock were transferred to the Sponsor, resulting in an aggregate of 2,951,919 founder shares of Common Stock held by the Sponsor.

Private Placement Units

On October 7, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 583,200 private placement units (“Private Placement Units”) at $10.00 per Private Placement Unit, for an aggregate purchase price of $5,832,000, pursuant to a Private Placement Unit Subscription Agreement dated October 4, 2021 between the Issuer, the Sponsor, the Chief Executive Officer of the Issuer and the Chief Financial Officer of the Issuer (the “Private Placement Unit Subscription Agreement”). The Private Placement Units are identical to the units sold to the public in the IPO. The holders of the Private Placement Units, including the Sponsor, have agreed not to transfer, assign or sell any of the Private Placement Units until 30 days after the completion of the Issuer’s initial business combination.

The Reporting Persons will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

(a)  (b)   As of October 7, 2021, the Sponsor directly beneficially owned 2,951,919 shares of Common Stock and 583,200 shares of Common Stock underlying units. These securities are held directly by the Sponsor. Dominion Capital LLC is the manager of the Sponsor. Dominion Capital Holdings LLC is the manager of Dominion Capital LLC. Mikhail and Gennadiy Gurevich are managing members of Dominion Capital Holdings LLC and as such have voting and investment control over the investments held by the Sponsor. Accordingly, each of Dominion Capital LLC, Dominion Capital Holdings LLC, Mr. Mikhail Gurevich and Mr. Gennadiy Gurevich may be deemed to beneficially own these shares.

These shares represent approximately 15.95% of the shares of Common Stock of the Issuer that were deemed to be outstanding following the IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 4, 2021.

(c)	Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 2,551,919 shares of Common Stock were purchased by the Sponsor for an aggregate amount of $14,793.73 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated March 12, 2021 (the “Securities Subscription Agreement”). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Side Letter

In connection with entering into the Underwriting Agreement, the Sponsor, A.G.P./Alliance Global Partners and the Issuer entered into a side letter on September 27, 2021, as amended and restated on September 30, 2021 (the “Side Letter”), pursuant to which, A.G.P. transferred 300,000 shares and 50,000 shares, respectively, to the Sponsor, and agreed to transfer an additional 50,000 shares if the over-allotment option was exercised in full. Simultaneously with the closing of the IPO on October 7, 2021, the underwriters exercised the over-allotment option in full and the additional 50,000 shares of Common Stock were transferred to the Sponsor in accordance with the Side Letter. The description of the Side Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On October 4, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, the Issuer’s officers and directors, and A.G.P. Pursuant to the Letter Agreement, the Sponsor, the Issuer’s officers and directors and A.G.P. have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any founder shares (or shares of Common Stock issuable upon conversion thereof) until the earliest of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Units nor the securities underlying such units may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 15 months from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.20 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Stock Escrow Agreement

On October 4, 2021, the Issuer entered into a stock escrow agreement (the “Stock Escrow Agreement”), with American Stock Transfer & Trust Company, LLC, as escrow agent, and the initial stockholders, including the Sponsor. Pursuant to the Stock Escrow Agreement, the initial stockholders agreed to deliver their founder shares to the escrow agent to be held in escrow for the escrow period commencing on October 4, 2021 ending on the earlier of (i) one year after the date of the consummation of the Issuer’s initial business combination and (ii) the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, stock capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 following the closing of the Issuer’s initial business combination. The Stock Escrow Agreement permits certain transfers of the escrowed shares, including those made between initial stockholders, among others.

The summary of such Stock Escrow Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrant Agreement

On October 4, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with American Stock Transfer & Trust Company, LLC, as warrant agent. Each warrant entitles the holder to purchase one share of Common Stock of the Issuer at an exercise price of $11.50 per whole share, subject to adjustment, as provided in the Warrant Agreement.

Each warrant will become exercisable on the later of one year after the closing of the IPO or 30 days after the completion of the Issuer’s initial business combination, and will expire five years after the completion of an initial business combination, or earlier upon redemption. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that holders must exercise warrants in multiples of at least four warrants.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Unit Subscription Agreement

On October 4, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 583,200 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Placement Unit Subscription Agreement. The Private Placement Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The summary of such Private Placement Unit Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On October 4, 2021, in connection with the Issuer’s IPO, the Issuer, the Sponsor, officers and directors of the Issuer and A.G.P. entered into a registration rights agreement, pursuant to which the Investors (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Promissory Note

On October 6, 2021, in connection with purchasing the Private Placement Units, the Sponsor entered into a Promissory Note with Dominion Capital LLC, an affiliate of the Sponsor, pursuant to which the Sponsor borrowed an aggregate of $3,460,000 from Dominion Capital LLC. The Promissory Note bears no interest and the principal balance of the Promissory Note is due November 1, 2021, and may be prepaid at any time without penalty.

The summary of the Promissory Note contained herein is qualified in its entirety by reference to the full text of such Promissory Note, a copy of which is filed as an exhibit hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Subscription Agreement, dated March 12, 2021, between the Issuer and the Sponsor.

Exhibit 99.3	Amended and Restated Side Letter, dated September 30, 2021, between the Issuer, the Sponsor and A.G.P./Alliance Global Partners.

Exhibit 99.4	Letter Agreement, dated October 4, 2021, among the Issuer, its officers and directors, the Sponsor and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 8, 2021).

Exhibit 99.5	Stock Escrow Agreement, dated October 4, 2021, by and between the Issuer, American Stock Transfer & Trust Company, LLC and the initial stockholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 8, 2021).

Exhibit 99.6	Warrant Agreement, dated October 4, 2021, by and between the Issuer and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 8, 2021).

Exhibit 99.7	Private Placement Unit Subscription Agreement, dated October 4, 2021, by and between the Issuer, the Sponsor, Matthew Kearney and Young Cho (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 8, 2021).

Exhibit 99.8	Registration Rights Agreement, dated October 4, 2021, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 8, 2021).

Exhibit 99.9	Promissory Note, dated October 6, 2021, between DC Rainier SPV LLC, a Delaware limited liability company and Dominion Capital LLC, a Connecticut limited liability company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : October 15, 2021

DC RAINIER SPV LLC
By: Dominion Capital LLC, its Manager
By: Dominion Capital Holdings LLC, its Manager

By: /s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By: /s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

DOMINION CAPITAL LLC
By: Dominion Capital Holdings LLC, its Manager

By: /s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By: /s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

DOMINION CAPITAL HOLDINGS LLC
By: Dominion Capital Holdings LLC, its Manager

By: /s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By: /s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

By: /s/ Mikhail Gurevich
Name: Mikhail Gurevich

By: /s/ Gennadiy Gurevich
Name:Gennadiy Gurevich

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).